Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere and incorporated by reference in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors.

Overview

We, through our Operating Subsidiaries, are an online provider of securities and futures trading services founded in Hong Kong by a group of experienced professionals and talents. Our goal is to become the preferred trading platform for Asian investors worldwide. We enable our customers to trade on renowned stock and futures exchanges around the world, including the Chicago Mercantile Exchange (“CME”), Hong Kong Futures Exchange (“HKFE”), The New York Mercantile Exchange (“NYMEX”), The Chicago Board of Trade (“CBOT”), The Commodity Exchange (“COMEX”), Eurex Exchange (“EUREX”), ICE Clear Europe Limited (“ICEU”), Singapore Exchange (“SGX”), Australia Securities Exchange (“ASX”), Bursa Malaysia Derivatives Berhad (“BMD”), and Osaka Exchange (“OSE”). We create value for our customers by providing reliable trading platforms, a user-friendly web and app interface, and 24-hour seamless customer support. Our Operating Subsidiaries generate revenues primarily by charging commission fees on futures transactions at a flat rate for each futures transaction contract and trading solution services fees charged at a fixed rate per transaction with a minimum monthly fee. Currently our customers are mainly high volume and frequency trading institutional and individual investors. We launched over-the-counter (OTC) derivatives business and loan business in the year of 2024. While we terminated OTC derivative business in the year of 2025 due to liquidation of brokers of such business in Hong Kong market. For the six months ended September 30, 2025 and 2024, we earned income of US$0.4 million and US$0.3 million from loan business, respectively. For the six months ended September 30, 2025 and 2024, we earned income of US$nil and US$0.1 million from OTC derivatives business, respectively.

Our revenues were US$2.9 million and US$1.8 million for the six months ended September 30, 2025 and 2024, respectively. We, through our Operating Subsidiaries, generated net income of US$0.2 million and net loss of US$0.5 million for the six months ended September 30, 2025 and 2024, respectively. The net loss for the six months ended September 30, 2024 was primarily affected by a decrease in revenues as a result of the slow-down of the economy in Hong Kong, loss incurred in connection with termination of OTC derivative business and an increase in expenditures for our newly acquired subsidiaries in Australia and Singapore. To mitigate the macroeconomic risks, our management acquired subsidiaries in Singapore and Australia to diversify our business. In return, we generated net income for the six months ended September 30, 2025. We expect that our expenditures on the subsidiaries will produce the Company with ideal returns in the future.

We plan to keep our business growing by expanding our customer base to include retail investors of a wider range of wealth within the Asian communities across the globe, by increasing the products we offer to include securities and futures from a larger number of stock exchanges, and by offering services such as asset management, trust services, investor relations and marketing services, corporation and fund consultancy and contract for difference (“CFD”) products.

Recent Developments

On July 24, 2025, the Company, through ZYNL, closed an acquisition of 100% equity interest in Zhong Yang Financial Services Limited (“ZYFSL”) from the sole shareholder of ZYFSL (the “Seller of ZYFSL”) for cash consideration of HK$500,000 (approximately $64,100). The Seller of ZYFSL is a company incorporated under the laws of Hong Kong, of which Mr. Huaixi Yang and Ms. Yung Yung Lo hold 71.50% and 8.30% equity interest, respectively. The transaction was accounted for as a business combination. ZYFSL specializes in providing financial and Trust or Company Servies Provider services in Hong Kong. Through the acquisition, the Company expects to expand its services and enhance its market position in Hong Kong’s competitive financial services landscape.

Factors Affecting Our Results of Operations

Our business and operating results are influenced by general factors that affect the online securities and futures brokerage industry focusing on Southeast Asian investors, including economic and political conditions, the evolving needs of investors, changes in trading volume, changes in demand for online trading, changes in wealth and availability of funds of our target customers, and regulatory changes governing the online brokerage industry. In addition, the following company specific factors can directly affect our results of operations materially:

Our ability to retain existing customers and attract new customers in a cost-effective manner

We consider customer churn rate to be an important indicator of our attractiveness to customers. Our total registered customer number increased from 355 as of March 31, 2025 to 512 as of September 30, 2025. In the six months ended September 30, 2025, we had 196 revenue-generating accounts in total, including 52 accounts for futures trading, 139 accounts for securities trading, and 5 accounts for trading solution services. In the six months ended September 30, 2024, we had 26 revenue-generating accounts in total, including 12 accounts for futures trading and 14 accounts for securities trading.

Our top five customers accounted for 47% and 37% of our total revenues for the six months ended September 30, 2025 and 2024, respectively. Our customers are mainly sourced by referral through our shareholders’ expansive and expanding social and professional networks of high-net-worth individuals. Currently, we have not incurred significant spending on marketing activities. To expand our business, we aim to diversify our customer base by attracting smaller retail customers who we can charge higher commission rates. We expect to incur expenses in our promotional efforts through different online and offline media channels to increase the number of customer accounts, which can potentially lead to trading volume and revenues.

We currently pursue a niche market strategy in Hong Kong. We established two subsidiaries in Singapore during 2022 and planned to expand to Southeast Asia as the first step in achieving the final goal of becoming the preferred online trading platforms for Asian investors worldwide, including in the United States. As a relatively young firm new to the market, although we face competition from bigger, better capitalized, and well established companies, including other trading firms and banking institutions, our ability to understand and meet our target customers’ needs, coupled with our strong client relationships, allow us to rise to the challenge. Our ability to continuously provide our customers with low-latency trading platforms and high quality services at competitive prices and the outcome of our advertising and marketing activities will affect whether we can retain our existing customers and attract new customers.

Our ability to earn commissions from brokerage services

We charge commission fees for the brokerage services we offer. Our ability to earn commission fees and interest income largely depends on the number of customers on our trading platforms and their trading volume and the commission rates we charge.

It has become increasingly common for online trading platforms to offer free brokerage services. As a provider of brokerage services on chargeable-only trading platforms, we are confident that we can differentiate ourselves from our competitors, as we offer low-latency trading platforms, a wide range of products from multiple exchanges, and quality customer services, and we maintain good relationships with our customers. Rather than prioritizing cost saving, most of our customers are professional customers seeking quality trading platforms to execute their orders timely and accurately.

We anticipate a future possibility of having to lower our commission rates in order to remain competitive, but we believe that a larger trading volume would make up for the effects of lowered commission rates on our revenues. We also plan to develop new sources of income from asset management and contract for difference (“CFD”) products and services, as we have seen the demand for these services by our customers.

Our ability to effectively improve technology infrastructure

Our technological infrastructure and compliance capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. They also enable us to facilitate secure, fast and cost-efficient financial transactions on our platform. We must continue to upgrade and expand our technological infrastructure and to strengthen our compliance system to keep pace with the growth of our business and to develop new features and services for our users and customers. With the continuous improvement of our technological infrastructure and compliance capabilities, we are able to serve more consolidated accounts. We also expect cash segregated for regulatory purposes and payables due to customers on our balance sheet to increase significantly as a result of such growth. We intend to invest more resources on customer verification, record keeping, compliance and trading-related functions for consolidated accounts. Our ability to serve more consolidated accounts depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.

Our ability to develop a diverse customer base and offer new and innovative products and services

Historically, we have generated a significant portion of our revenues through the provision of online brokerage services including commissions for execution of trades and interest income. Key success factors of the online brokerage industry include expansion of products and services that add value to customers, acquisition of licenses in different jurisdictions and enhancement of user experience. To this end, we intend to continue strengthening the innovation, security, efficiency and effectiveness of our brokerage services, including our user-friendly interface, comprehensive functionalities and customer service capabilities. Particularly, we intend to expand our service offerings to contract for difference (“CFD”) trading and increase the proportion of revenues generated from them.

We also plan to continue integrating value-added services, including asset management services to increase revenues streams. Our ability to maintain and attract new customers principally depends on the quality of our products and services as well as our brand equity. We expect our operating cost and expenses to continue to increase as we provide more innovative and effective products and services.

Contract for Difference (“CFD”)

We are preparing the launch of CFD products and services in the year of 2025. We expect to generate CFD trading revenues from (i) commissions, (ii) bid/offer spreads, (iii) difference in interest rates. In particular, we plan to:

i).	charge commissions for all CFD transactions. The amount of commissions we charge is largely based on the trading volume, with commission rates varying between US$2.25 and US$50 per lot, based on the per-lot value and the type of product traded, as well as discounts offered to different clients.

ii).	mark up the bid/offer spreads for CFD products on top of the prices offered by our clients, exchanges or third-party market makers, as the case may be. Our price mark-ups over the price offered by an exchange vary depending on the underlying product.

iii).	automatically roll-over currency positions each day and provide either a credit or debit for the interest rate difference between the two currencies in the pairs being held. The clients’ debits are our gains.

Trust Services

We are in progress of establishing our trust services business in Hong Kong to provide family trust solutions, encompassing company formation, trust establishment and trust management. We intend to charge one-off trust establishment fees and annual administrative fees for our trust services in accordance with the trust service agreements that we will enter into with our clients.

Investor Relations and Marketing Services

We are in progress of establishing our investor relations and marketing services business to help companies manage their ongoing relationships with shareholders and market their brand. Through creating a corporate account, our corporate clients can livestream their earnings release and product launch campaigns, post business milestones and advertisements, and interact directly with our users. Therefore, we will be able to provide a direct channel for our corporate clients to communicate with their existing and prospective investors and increase their brand and product awareness.

Corporation and Fund Consultancy

We intend to provide professional advisory services on pre-IPO or funds setup for clients in Hong Kong and other jurisdictions. By providing our advice and expertise, we can safely guide our clients through the dynamics of operating and advancing their business in an environment where there is no predefined answer for management.

Asset Management Services

Based on our clients’ different needs, we plan to provide personalized investment strategies to optimize their asset allocations. Our clients can purchase a wide variety of investment portfolios, which include assets such as stocks, bonds, ETFs, investment funds and derivatives. We charge management fees based on their assets under management as well as commissions for certain transactions.

Our ability to provide stable and low-latency trading platforms to our customers

As an online brokerage service provider, we attract new customers and retain our existing customers by providing them with stable and low-latency trading platforms. Especially when the market is volatile and high trade volume is expected, we are able to avoid delays in execution of customers’ trading orders and assist the customers to accomplish their investment plan.

Our plan to maintain our quality trading platform involves keeping our system hardware and software up to date, conducting regular stress tests, and providing IT training to our staff. We also plan to have regular meetings with our network provider to ensure the stability of internet services in support of our trading platform. We have implemented emergency backup plan in case of system failure. Our backup system is able to support our customers’ trading activities until the core system is fixed. Our stable and low-latency trading platforms are a core part of our strength, and we are committed to continue our efforts in maintaining the reliability and efficiency of our trading platforms.

Our ability to meet the regulatory requirements to provide brokerage, margin financing and asset management services in Hong Kong

Brokerage services, margin financing and asset management are highly regulated in Hong Kong. While our operations are mainly located in Hong Kong, we are inevitably subject to the relevant laws and regulations, in particular, the Securities and Futures Ordinance (Cap. 571) (“SFO”), under the supervision of the Securities and Futures Commission of Hong Kong (“HKSFC”). Pursuant to the SFO, we have to comply with all application provisions concerning statutory obligations such as maintenance of minimum capital adequacy, specific regulatory reporting, and availability of responsible officers.

We monitor our capital level on daily basis so as to fulfill the statutory requirements. Before making a significant movement of our cash, we will estimate the effect of sub activity on our capital level and make sure to remain compliant with the regulations. Accordingly, we also have statutory obligations to report to the authority on monthly basis about our capital level maintained at the end of the month and if any significant fluctuations occurred that we shall notify the authority.

Besides, as required by the SFO, there must be at least two responsible officers per regulated activity, who will supervise our regulated business and assume greater responsibilities over the SFO compliance. To maintain compliance, we have always maintained two to three experienced responsible officers for each regulated activity. To retain our responsible officers and stay compliant with the availability of responsible officers, we offer attractive remuneration packages and align their interests with the Company’s interests.

Loan Business

Winrich is a licensed money lending company governed by the Money Lenders Ordinance in Hong Kong to carrying on business as a money lender. Since September 5, 2023, Winrich has engaged in the money lending business. According to the Money Lenders Ordinance, customers shall enter into agreement with Winrich in person and provide their personal information for the “know your client” purposes, or KYC. Winrich disbursed loans to customers for a fixed period and charged interest from the customers. The principal and interest are repayable upon the maturity of the loans. We recognized interest income using straight-line method over loan period.

Our ability to strategically position the risks related to doing business in jurisdictions we operate

A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

A substantial part of our operations is located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by the economic conditions in Hong Kong and China which are also sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

To remain competitive in an evolving financial landscape, we have been prepared for the future to adopt forward-thinking strategies, including the establishment of diversifying business activities, expanding alternative investments, and enhancing multi-asset trading capabilities that embrace diversification, technology, and global market trends. We must leverage technology, expand into alternative assets, and adapt to regulatory shifts to future-proof our trading and investment strategies. By aligning with global trends and adopting client-first approach, we can secure long-term growth in a dynamic market.

Key Components of Results of Operations

Revenues

Our revenues consist of commissions, trading solution services and other service revenues, trading gains, interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the Six Months Ended September 30,
	2025		2024
	US$	%	US$	%
Futures brokerage commissions	1,269,043	44.2	968,213	52.5
Trading solution services fees	260,000	9.1	429,215	23.3
Trading gains from OTC derivative business	-	0.0	145,579	7.9
Interest income from loan business	474,719	16.5	313,868	17.0
Other service revenues	146,079	5.1	38,534	2.1
Trading gains (losses)	510,903	17.8	(631,570)	(34.3)
Interest income and others	208,191	7.3	579,266	31.5
Total revenues	2,868,935	100.0	1,843,105	100.0

Futures brokerage commissions

Futures brokerage commissions represent commission income on futures broking that are charged at a fixed rate for each transaction our customers executed through our online trading platforms, all of which are under the consolidated accounts where the customer information is not disclosed to the third-party brokers. We receive commissions from customers and pay the execution and clearing fees to our clearing brokers. The fixed rates applied to the customers vary depending on the type of customer, the type of transaction, the trading method, and the trade volume from the particular customer. Commissions from futures broking make up for most of our revenues, at 44.2% and 52.5% of the total revenues for the six months ended September 30, 2025 and 2024, respectively.

Trading solution services fees

Commencing in the year of 2021, we provided trading solution services to customers (including individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and financial products, through our internally developed proprietary investment management software. We provide a variety of functions suitable for front-end transaction executions and back-office settlement operations. We charge each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per transaction executed on the platform with a minimum monthly fee. Trading solution services fees accounted for 9.1% and 23.3%, respectively, of total revenues during the six months ended September 30, 2025 and 2024.

Trading gains from OTC derivative business

In November 2023, we launched OTC derivative business. We subscribed for 50% of the structured note portfolio. According to the agreements among us and other holders of structured notes, (i) in the event the portfolio makes gains and declares distribution of dividends from the portfolio, the Company is entitled to 20% of dividends, (ii) in the event the portfolio suffers losses, the other 50% holders of structured notes shall bear the losses until the net assets of the portfolio reached 65% of total subscription amount, additional deposit call from the other 50% holders may be triggered, and (iii) in the event the net assets of portfolio is below 55% of subscription amount with no additional deposit being replenish the portfolio is terminated. We terminated the OTC derivative business in the year of 2025. For the six months ended September 30, 2025 and 2024, we recognized trading gains from OTC derivatives business of US$nil and US$0.1 million, respectively, accounting for 0% and 7.9% of total revenues.

Interest income from loan business

For the six months ended September 30, 2024, we launched the loan business to third party customers. The business was approved by the Hong Kong Licensing Court under the Money Lenders Ordinance. The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. We recognized interest income using straight-line method over loan period. For the six months ended September 30, 2025 and 2024, we recognized interest income of US$0.5 million and US$0.3 million from loan business, accounting for 16.5% and 17.0% of total revenues, respectively.

Other service revenues

Other service revenues represent the revenues generated from rendering other financial services including securities brokerage, consulting services, and currency exchange services. We generally receive subscription fees calculated with reference to the amount subscribed by our clients of the structured products. For the six months ended September 30, 2025 and 2024, other service revenues accounted for 5.1% and 2.1% of total revenues, respectively.

For options trading, we have the capacity to offer options trading services and they are available to our clients. However, there was no revenue generated from options trading services for the relevant periods.

Trading gains (losses)

We began proprietary trading in US stocks since March 2020, and trading in HK stocks since January 2021. The trading gains (losses) mainly consist of realized and unrealized gains and losses from investment in US stocks, which are included in Securities owned, at fair value. Trading gains make up for positive 17.8% of total revenues for the six months ended September 30, 2025. Trading gains make up for negative 34.3% of total revenues for the six months ended September 30, 2024.

Interest income and others

During the six months ended September 30, 2025, the interest income was comprised of interest income of approximately $152,600 earned from our clients who traded US stocks, and approximately $55,600 earned on interests earned on bank deposits.

During the six months ended September 30, 2024, interest income comprised of $0.2 million earned from our clients who traded US stocks and $0.3  million earned on bank deposits.

Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total expenses, for the periods indicated:

	For the Six Months Ended September 30,
	2025		2024
	US$	%	US$	%
Commission expenses	900,367	33.6	642,733	28.0
Compensation and benefits	1,057,496	39.5	865,590	37.7
Communications and technology	238,399	8.9	349,507	15.2
Occupancy	73,289	2.7	63,628	2.8
Travel and business development	12,682	0.5	38,497	1.7
Professional fees	101,328	3.8	212,733	9.3
Other administrative expenses	294,834	11.0	120,838	5.3
Total expenses	2,678,395	100.0	2,293,526	100.0

Commission expenses

Commission expenses represent the fees we paid to our broker partners, when we place a client order to an exchange market through these partners. We expect that our commission expenses will increase in absolute amount as we expand our brokerage business and offer more products from securities and futures exchanges around the world. We place orders through broker partners except for orders to the Hong Kong Stock Exchange. Commission expenses accounted for 33.6% and 28.0% of our total operating expenses for the six months ended September 30, 2025 and 2024, respectively.

Compensation and benefits

Compensation and benefits represent the salaries, performance based discretionary bonuses and contribution to retirement fund, and share-based compensation expenses to non-executive directors. Compensation and benefits expenses accounted for 39.5% and 37.7 % of our total operating expenses  for the six months ended September 30, 2025 and 2024, respectively.

Communications and technology

Communications and technology expenses represent fees we paid for the use of third party electronic trading systems, including an online stock trading system, an online futures trading system, and another futures trading system that was a one-time incidental cost pursuant to a customer’s special request, as well as the outsourced trading solution support services. Communications and technology expenses accounted for 8.9% and 15.2 % of our total operating expenses  for the six months ended September 30, 2025 and 2024, respectively.

Occupancy

Occupancy expenses are the rental expenses we paid for our office premises, which accounted for around 2.7% and 2.8 % of our revenues for the six months ended September 30, 2025 and 2024, respectively.

Travel and business development, Professional fees and Other administrative expenses

Travel and business development expenses include overseas and local travelling, and the entertainment expenses. Professional fees are mainly the service fees for auditing, consulting, legal, and other professional services which are needed during the ordinary course of our business operation. Other administrative expenses primarily consist of fees paid to the Stock Exchange of Hong Kong and Chicago Mercantile Exchange, business entertainment expenses, exchange difference, depreciation expense, finance costs and other miscellaneous expenses such as utilities. All of these expenses accounted for 15.3% and 16.3 % of our total operating expenses for the six months ended September 30, 2025 and 2024, respectively.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to tax on income or capital gains. Neither Cayman Islands nor British Virgin Islands withholding tax will be imposed upon payments of dividends to our shareholders.

Hong Kong

ZYSL, ZYCL, ZYSFL and Winrich are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the six months ended September 30, 2025, 2024 and 2023, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, ZYSL, ZYCL and Winrich are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Top Fin and Top AM are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. Top Fin and Top AM are subject to a flat rate of 17%.

Australia

Top 500 is incorporated in Australia and are subject to Australia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Australian tax laws. Top 500 is subject to a reduced rate of 25% as a “small or medium business” company.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the six months ended September 30, 2025 and 2024 as indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future trends.

	For the Six Months Ended September 30,
	2025	2024
Revenues
Futures brokerage commissions	$1,269,043	$968,213
Trading solution service revenues	260,000	429,215
Trading gains from over-the-counter (“OTC”) derivatives business	-	145,579
Interest income from loan business	474,719	313,868
Other service revenues	146,079	38,534
Trading gains (losses)	510,903	(631,570)
Interest income and other	208,191	579,266
Total revenues	2,868,935	1,843,105

Expenses
Commission expenses	900,367	642,733
Compensation and benefits	1,057,496	865,590
Communications and technology	238,399	349,507
Occupancy	73,289	63,628
Travel and business development	12,682	38,497
Professional fees	101,328	212,733
Other administrative expenses	294,834	120,838
Total expenses	2,678,395	2,293,526

Income (loss) before income taxes	190,540	(450,421)
Income tax expenses	-	-
Net income (loss)	190,540	(450,421)

Revenues

Total revenues increased by 55.7% from US$1.8 million in six months ended September 30, 2024 to US$2.9 million in the six months ended September 30, 2025. The increase was mainly driven by an increase of US$1.1 million in trading gains, an increase of US$0.3 million in futures brokerage commission, partially offset by a decrease of US$0.4 million in interest income and other.

Futures brokerage commissions – Futures brokerage commissions increased by US$0.3 million, or 31.1% from US$1.0 million for the six months ended September 30, 2024 to US$1.3 million for the six months ended September 30, 2025. The increase in futures brokerage commission was caused by an increase in futures contract volume on our platform from 0.5 million for the six months ended September 30, 2024 to 0.8 million for the six months ended September 30, 2025,partially offset by a decrease in average commission rate over trading volumes from US$1.8 for the six months ended September 30, 2024 to US$ 1.6 for the same period of 2025.

Trading solution services fees – Trading solution service fees decreased by 39.4% from US$0.4 million for the six months ended September 30, 2024 to US$0.3 million for the six months ended September 30, 2025. The decrease was mainly because of decreased service requirement from our customers due to high fluctuation in Hong Kong stock market leading to higher uncertainty. For the six months ended September 30, 2025 and 2024, the Company generated revenues of US$0.3 million and US$0.4 million, respectively, from provision of trading solution services to five and six customers.

Trading gains from OTC derivatives business – We launched OTC derivative business in the six months ended September 30, 2024. However due to liquidation of certain OTC derivative brokers in Hong Kong markets, we determined to terminate such business to prevent further credit losses incurred by our customers. For the six months ended September 30, 2025 and 2024, we recognized trading gains of US$nil and US$0.1 million from distribution of dividends from the structured note portfolio.

Interest income from loan business – We launched loan business in the six months ended September 30, 2024. We recognized interest income from loan business, using straight-line method. For the six months ended September 30, 2025 and 2024, we recognized interest income of US$0.5 million and US$0.3 million from loan business, respectively. The increase in interest income is due to higher weighted average loans in the six months ended September 30, 2025 as compared with the same period of 2024.

Other service revenues – Other service revenues were stable at US$0.1 million and approximately US$38,500 in the six months ended September 30, 2025 and 2024, respectively.

Trading gains (losses) – Trading gains were firstly recognized as proprietary trading business started in March 2020. We had trading gains of US$0.5 million for the six months ended September 30, 2025 as compared to trading losses of US$0.6 million in the six months ended September 30, 2024, which was mainly driven by the fluctuating market condition of the US stock market.

Interest income and others – Interest income and others decreased from US$0.6 million in the six months ended September 30, 2024 to US$0.2 million in the six months ended September 30, 2025. The decrease was attributable to decrease in bank interest income with decrease in bank interest rate.

Expenses

Commission expenses – Commission expenses increased from US$0.6 million for the six months ended September 30, 2024 to US$0.9 million for the six months ended September 30, 2025. The increase in commission expenses was in line with the decrease in futures brokerage commission income for the six months ended September 30, 2025 and 2024.

Compensation and benefits – Compensation and benefits increased by 22.2% from US$0.9 million in the six months ended September 30, 2024 to US$1.1 million in the six months ended September 30, 2025, which was mainly caused by increase of headcount in Singapore office as we relocated our headquarter to Singapore in August 2025.

Professional fees – Professional fees decreased by 52.4% from US$0.2 million in the six months ended September 30, 2024 to US$0.1 million in the six months ended September 30, 2025. The decrease in professional fees was primarily due to less professional expense, such as legal and consulting, for the six months ended September 30, 2025.

Other administrative expenses – Other administrative expenses increased by 144.0% from US$0.1 million in the six months ended September 30, 2024 to US$0.3 million in the six months ended September 30, 2025. The increase was primarily because we incurred higher office expenses to prepare for relocation of our head office.

Net income (loss)

As a result of the foregoing, we reported net income of US$0.2 million and net loss of US$0.5 million for the six months ended September 30, 2025 and 2024, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of September 30, 2025 and March 31, 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of
	September 30, 2025	March 31, 2025
Assets
Cash and cash equivalents	$14,785,446	$12,227,380
Restricted cash	8,787,029	2,947,556
Receivables from broker-dealers and clearing organizations	20,657,212	12,023,559
Receivables from customers	756,824	496,823
Loans receivable, net	8,657,193	12,306,331
Loan receivable – a related party	2,621,644	-
Securities owned, at fair value	838,738	531,189
Fixed assets, net	257,823	434,024
Intangible assets, net	64,260	64,268
Goodwill	26,187	-
Right-of-use assets	215,164	269,664
Long-term investments	4,323,035	3,647,784
Deposit for long-term investment	-	500,000
Available-for-sale investments	986,289	968,398
Other assets	1,091,492	382,782
Total assets	$64,068,336	$46,799,758

Liabilities
Payable to customers	$28,360,804	$10,097,213
Payable to customers – a related party	70,535	880,336
Income tax payable	67,766	67,775
Accrued expenses and other liabilities	392,725	598,264
Lease liabilities	222,772	270,866
Total liabilities	$29,114,602	$11,914,454

Cash, cash equivalents and restricted cash

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. Restricted cash mainly represents (i) bank deposits made to an investment bank for OTC derivative business, and (ii) the amount of cash deposited by our customers that have been segregated as obligated by the rules mandated by the primary regulators of our certain subsidiaries. A corresponding payable due to customers is recorded upon receipt of the cash from the customer.

The total balance of cash, cash equivalents and restricted cash increased from US$15.2 million as of March 31, 2025 to US$23.6 million as of September 30, 2025, primarily as a result of net cash of US$7.3 million provided by operating activities and net cash of US$1.2 million provided by investing activities.

Loans receivable

As of September 30, 2025 and March 31, 2025, loans receivable consisted for the following:

	As of
	September 30, 2025	March 31, 2025
Receivable due from customers holding US stocks or HK stocks (i)	$666,387	$610,296
Less: allowance for expected credit loss on receivable due from customers holding US stocks or HK stocks	(261,342)	(261,342)
	405,045	348,954
Loans receivable (ii)	8,252,148	11,957,377
	$8,657,193	$12,306,331

(i)	The balance due from customers holding US stocks or HK stocks represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks or HK stocks through the Company’s platform. The US stocks and HK stocks were under custodian of the Company, and the customers shall fully pay the balance to the Company before they sold these stocks. For the six months ended September 30, 2025 and 2024, the Company provided expected credit loss of $nil and $11,322 against the receivables due from these customers so as the outstanding balance approximated the fair value of the stocks.

(ii)	In the year ended six months ended September 30, 2024, the Company launched loan business, which was approved by Hong Kong Licensing Court under the Money Lenders Ordinance. The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. For the six months ended September 30, 2025 and 2024, the Company recognized interest income of $474,719 and $313,868 from the loan business. As of September 30, 2025, the loans receivables were comprised of principal of $7,629,932 and interest of $622,216, respectively. As of March 31, 2025, the loans receivables were comprised of principal of $11,277,359 and interest of $680,018, respectively.

Receivables from customers

Receivables from customers include the trading solution services fees due from customers once the transactions have been executed and completed. As compared with the balance as of March 31, 2025, the receivables due from trading solution services increased by 52.3% to US$0.8 million as of September 30, 2025. The increase in the balance as of March 31, 2025 was due to delayed collection from customers.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations arise from the business of dealing in futures or investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers, which are repayable on demand subsequent to settlement date. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days. Generally, our receivables from broker-dealers and clearing organizations change daily depending on various factors, including the trading volume in net buy/sell transactions, futures contracts, long/short position and frequency of transactions on each specific day. Our receivables from broker-dealers and clearing organizations increased by 71.8% from US$12.0 million as of March 31, 2025 to US$20.7 million as of September 30, 2025, mainly due to such daily fluctuations.

Payables to customers

Payables to customers represent payables related to the Company’s customer trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to cover the positions taken by its customers, clearing house payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers. Our payables to customers change daily depending on various factors, including the trading volume, net buy/sell transactions, futures contracts, long/short position and frequency of transactions on each specific day. The balance increased from US$11.0 million as of March 31, 2025 to US$28.4 million as of September 30, 2025. The increase was primarily because our customers placed more deposits with the Company with increase of trading volume which was in line with increase in revenue from futures brokerage commissions.

Liquidity and Capital Resources.

As of September 30, 2025, we had US$23.6 million in cash, cash equivalents and restricted cash, out of which US$9.7 million was held in U.S. dollars and the rest was held in Hong Kong dollars and other currencies. Our cash, cash equivalents and restricted cash primarily consist of general bank balances and segregated clients’ bank account balances.

We believe that our current cash, cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our cash needs for general corporate purposes for at least the next 12 months. We may decide in the future to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

Regulatory Capital Requirements

Subject to certain exemptions specified under the Securities and Futures (Financial Resources) Rules of Hong Kong (the “HK Financial Resources Rules”), two of our Hong Kong subsidiaries, ZYSL and ZYCL, are securities dealers and asset management companies registered with the Securities and Futures Commission of Hong Kong (the “HKSFC”), an independent statutory body set up in accordance with the Securities and Futures Ordinance of the law of Hong Kong, and thus are required to maintain minimum paid-up share capital and required liquid capital in accordance with the HK Financial Resources Rules. The following table sets forth a summary of the key requirements under the HK Financial Resources Rules that are applicable to ZYSL and ZYCL:

Company	Type of regulated activities governed by the HKSFC	Minimum amount of paid-up capital	Required liquid capital
ZYSL	Type 1 and 2	$5,321,000	$385,560 or (i)
ZYCL	Type 4, 5 and 9	$642,700	$385,560 or (i)

(i)	for company licensed for any regulated activities other than Type 3 regulated activities, its variable required liquid capital, which means 5% of the aggregate of (a) its adjusted liabilities, (b) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (c) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements.

As of September 30, 2025 and March 31, 2025, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

Cash Flows

	For the Six Months Ended September 30,
	2025	2024
Net cash provided by (used in) operating activities	$7,291,169	$(8,161,492)
Net cash provided by (used in) investing activities	1,200,642	(8,548,758)
Effect of exchange rates on cash, cash equivalents and restricted cash	(94,272)	(325,374)
Net increase (decrease) in cash, cash equivalents and restricted cash	8,397,539	(17,035,624)
Cash, cash equivalents and restricted cash, beginning of period	15,174,936	38,697,093
Cash, cash equivalents and restricted cash, end of period	$23,572,475	$21,661,469

Operating activities

Net cash provided by operating activities in the six months ended September 30, 2025 was US$7.3 million, as compared to the net income of US$0.2 million. The difference was primarily attributable to changes in operating assets and liabilities including (i) an increase of US$8.6 million in receivables from broker-dealers and clearing organizations, and (ii) an increase of US$17.3 million in payables to customers because more customers placed deposits with the Company for higher trading volume.

Net cash used in operating activities in the six months ended September 30, 2024 was US$8.2 million, as compared to the net loss of US$0.5 million. The difference was primarily attributable to non-cash unrealized gains of US$1.0 million in trading securities, and changes in working operating assets and liabilities including (i) an increase of US$0.4 million in receivables from customers due to delayed collection; (ii) an increase of US$1.6 million in loans receivable due from customers, (iii) an increase of receivables of US$8.6 million in receivables from broker-dealers and clearing organizations and an increase of US$8.9 million in payables to customers due to such daily fluctuations in trading securities, and (iv) a decrease of US$6.1 million in payables to structure note holders.

Investing activities

Net cash provided by investing activities in six months ended September 30, 2025 was US$1.2 million, which was primarily comprised of collection of loans of US$6.3 million from customers and proceeds of US$0.1 million from sales of securities owned, partially offset by disbursed loans of US$2.3 million and US$2.5 million to third party customers and a related party customer, respectively, purchase of securities owned of US$0.3 million and investment of US$0.1 million in one equity investee.

Net cash used in investing activities in the six months ended September 30, 2024 was US$8.5 million, which was comprised of investments of US$1.5 million in two privately held companies and disbursed loans of US$7.0 million to customers, which was a new business launched in the second half of 2024.

Financing activities

We did not report cash flow provided by or used in financing activities for the six months ended September 30, 2025 and 2024.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patent and Licenses, etc.

As of the date of this report, we have registered one trademark under the jurisdiction of Hong Kong. The trademark application was filed on October 29, 2016, and we received the trademark approval on December 23, 2016.

Our trademark is important to us, as it distinguishes our brand and services from other competitors in the market.

D. Trend Information.

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

5.E. Critical Accounting Estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Allowance for expected credit losses

We account for expected credit losses in accordance with ASC 326, Financial Instruments — Credit Losses, which requires us to estimate the expected lifetime credit losses on receivables from broker-dealers and clearing organizations, receivables from customers and loans receivables. We estimate credit losses using the roll-rate method, which stratifies the receivables by delinquency stage and projects future losses using historical roll rates adjusted for current and expected future economic conditions.

Loss estimates are developed by analyzing the historical default experience within different aging buckets, and applying forward-looking adjustments to reflect macroeconomic factors such as industry performance, customer-specific risk, and overall market conditions. These adjustments require judgment and are reviewed periodically. We apply this methodology collectively to portfolios with similar risk characteristics. For related party and other non-trade receivables, expected credit losses are assessed individually using the loss-rate method, taking into account the financial position of the debtor, payment history, and other relevant factors. Changes in our credit loss assumptions or in the macroeconomic environment could materially impact the allowance for credit losses and our results of operations.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of the consolidated financial statements included elsewhere in this report.

Holding Company Structure

TFGL is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Hong Kong through our subsidiaries in Hong Kong.

As a result, TFGL’s ability to pay dividends may depend upon dividends paid by our Hong Kong subsidiaries. If our existing Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

Inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index was an increase of 1.5% and 2.0% for fiscal six months ended September 30, 2025 and 2024, respectively. Although we have not been affected by inflation in the past, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.